Vasogen Inc. Contact: Glenn Neumann, Investor Relations 2155 Dunwin Drive Mississauga, ON, Canada L5L 4M1 tel: (905) 569-9065 fax: (905) 569-9231 www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen Announces 2005 Year-End Results

Toronto, Ontario (February 14, 2006) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS) today reported its financial and operational results for the fiscal year ended November 30, 2005. All dollar amounts referenced herein are Canadian dollars unless otherwise noted.

At November 30, 2005, our cash and cash equivalents, restricted cash, and marketable securities totaled $85.2 million, compared with $73.0 million at November 30, 2004. The increase is a result of net proceeds received from the financings during 2005 exceeding cash used in operations during fiscal 2005.

Our net cash used in operating activities during 2005 was $74.6 million, compared with $55.8 million in 2004. This increase is a result primarily of the expansion of our phase III clinical programs.

We incurred a net loss for the year of $93.0 million, or $1.17 per common share, compared with a net loss of $74.6 million, or $1.07 per common share, for the previous year. The increased loss over the comparable period in 2004 resulted mainly from higher costs associated with the expansion of our phase III clinical programs. The difference between cash used in operations and our accounting loss includes such non-cash items as stock-based compensation, amortization expense, and accrued expenses related to our phase III clinical trials.

In 2005, research and development expenditures increased to $71.4 million from $51.8 million in 2004. This increase in research and development spending results primarily from expanded clinical trial activity, including the increased number of clinical sites and patients participating in our phase III ACCLAIM trial in chronic heart failure, when compared to 2004.

General and administration expenditures were $22.1 million in 2005, compared to $15.9 million in 2004. The majority of the increase in general and administration expenditures resulted from infrastructure and other support costs, which have increased to support the advancement of our clinical programs, and for corporate, marketing, regulatory, and business development activities associated with planning for the commercialization of our products.

Highlights

•
During 2005, the six-month primary endpoint assessments of all patients in the 550-patient, 50-center pivotal phase III SIMPADICO trial were completed. The SIMPADICO trial is designed to further investigate the use of our Celacade™ technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. The study is also designed to investigate the impact of Celacade on additional endpoints, including peripheral arterial disease- and cardiovascular-related events, and quality of life.

-more-

…page 2, February 14, 2006

•	In late August 2005, we announced that the SIMPADICO trial would be closed out early and in December we announced that, pursuant to an agreement with the FDA, all patients in the trial had completed final assessments. On February 1, 2006, we announced that the SIMPADICO trial was accepted for presentation at a Late-Breaking Clinical Trial session of the 55th Annual Scientific Session of the American College of Cardiology (ACC). We expect that Dr. Olin, Professor of Medicine at the Mount Sinai School of Medicine, Director of Vascular Medicine at The Zena and Michael A. Wiener Cardiovascular Institute in New York, and Principal Investigator and Chairman of the Steering Committee for the SIMPADICO trial, will present the initial results of the SIMPADICO trial at the ACC meeting on March 12, at 2:45 p.m. E.T. and that we will issue a press release providing details on the trial results at the time of the presentation.

•
Patient enrollment in the 176-center, 2,400-patient pivotal phase III ACCLAIM trial in advanced chronic heart failure was completed in May 2005. The ACCLAIM trial is designed to definitively assess the impact of our Celacade technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. In November 2005, the ACCLAIM trial reached the pre-specified number of endpoint events (either a death or first cardiovascular hospitalization) and all patients had been in the study for the required minimum of six months - indicating the completion of the study. The final patient assessments have been completed and we expect to report the initial results from this trial during the second quarter of 2006.

•
During the year we initiated and successfully completed a phase I trial of VP025, our lead product from a new class of drugs being developed to target neuro-inflammatory disorders. VP025 was shown to be safe and well tolerated when compared to placebo and no drug-related serious adverse events were reported. We have now initiated plans to advance VP025 into phase II development.

•
We announced senior management appointments: Jay Kleiman, M.D., M.P.A., as Head of Cardiovascular Development and Chief Medical Officer (30 years of combined industry and medical practice experience, including overseeing two large multi-national cardiovascular trials involving 13,000 patients at Pharmacia (now Pfizer)), Michael Shannon, M.D., M.Sc., M.A., as Vice President of Medical Affairs (30 years’ experience in medical leadership roles with industry and government), Paul Van Damme as Vice President, Finance, and Chief Financial Officer (25 years’ experience as a senior financial executive, including seven years in the biotechnology industry), and Jacqueline H.R. Le Saux as Vice President, Corporate and Legal Affairs (20 years of business and legal experience in the biotechnology and life sciences industries). We were also pleased to announce the promotion of Christopher J. Waddick, who has held a series of progressively senior management positions with Vasogen over the past eight years including most recently as Executive Vice President and CFO, to the position of Chief Operating Officer.

•
In January 2006, we announced that Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C), co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, had been named to our Board of Directors. Both

Dr. Cresswell and Dr. Stiller have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare industry. Dr. Cresswell has over 30 years of research and commercial development

-more-

….page 3, February 14, 2006

experience in cardiovascular and other important therapeutic areas and his vision and leadership in the development of Lipitor® was instrumental in the product’s ultimate success.   Dr. Stiller was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.

•	During the year we completed two financings for gross proceeds of approximately US$82.3 million.

As previously announced, a conference call will be conducted on February 14, 2006, at 4:30 p.m. Eastern Time. The conference call may be accessed by calling 416-695-5261 or 1-877-461-2816, ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com. A re-broadcast of the conference call may be accessed by calling 1-877-605-9320, pin code 9070, and will also be available at www.vasogen.com.

About Vasogen:

Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company is currently in the final stages of completing two pivotal phase III programs targeting large cardiovascular markets. The 2,400-patient phase III ACCLAIM trial is a 176-center international study designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The 550-patient phase III SIMPADICO trial, which was closed out early, is a 50-center North American study designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease. These phase III programs are designed to support regulatory approval in North America and commercialization in North America and Europe. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of our research and development programs, the adequacy, timing and results of our clinical trials, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The consolidated financial statements, accompanying notes to the consolidated financial statements, and Management’s Discussion and Analysis for the year ended November 30, 2005, are accessible on Vasogen’s web site at www.vasogen.com and will be available on SEDAR and EDGAR.
Financial statements are provided below.

…page 4, February 14, 2006
VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents	$50,521	$5,336
Marketable securities	22,999	67,651
Clinical supplies	1,862	2,804
Tax credits recoverable	1,130	1,596
Prepaid expenses and deposits	1,623	1,850
Accrued gain on forward exchange contracts	703	-
	78,838	79,237

Restricted cash	11,701	-
Property and equipment	1,121	967
Acquired technology	506	759
Deferred financing costs	2,645	-
	$94,811	$80,963

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$5,733	$8,120
Accrued liabilities	20,554	7,168
Current portion of senior convertible notes payable	16,659	-
Accrued loss on forward exchange contracts	763	5,220
	43,709	20,508

Senior convertible notes payable	18,795	-

Shareholders' equity:
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
82,255,374 common shares (2004 - 72,331,286)	295,007	245,465
Stock options	8,466	1,199
Equity component of senior convertible notes payable	7,985	-
Warrants	5,345	1,456
Contributed surplus	223	-
Deficit	(284,719)	(187,665)
	32,307	60,455

Commitments and contingencies
Subsequent event
	$94,811	$80,963

…page 5, February 14, 2006

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

November 30, 2005 and 2004

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Expenses:
Research and development	$71,421	$51,794	$21,730	$195,949
General and administration	22,126	15,852	10,250	85,921
Foreign exchange (gain) loss	(719)	8,288	1,111	8,889

Loss before the undernoted	(92,828)	(75,934)	(33,091)	(290,759)

Interest expense on senior
convertible notes payable	(344)	-	-	(344)

Accretion in carrying value of
senior convertible notes payable	(1,742)	-	-	(1,742)

Amortization of deferred financing
costs	(408)	-	-	(408)

Investment income	2,274	1,384	1,143	10,044

Loss	(93,048)	(74,550)	(31,948)	(283,209)

Deficit, beginning of period:
As originally reported	(187,665)	(113,115)	(81,167)	(1,510)
Impact of change in
accounting for stock-based
compensation	(4,006)	-	-	-
As restated	(191,671)	(113,115)	(81,167)	(1,510)

Deficit, end of period	$(284,719)	$(187,665)	$(113,115)	$(284,719)

Basic and diluted loss per
common share	$(1.17)	$(1.07)	$(0.57)

…page 6, February 14, 2006

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Cash provided by (used in):

Operating activities:
Loss	$(93,048)	$(74,550)	$(31,948)	$(283,209)
Items not involving cash:
Amortization	589	463	393	4,875
Accretion in carrying value
of senior convertible notes
payable	1,742	-	-	1,742
Amortization of deferred
financing costs	408	-	-	408
Stock-based compensation	3,615	455	431	8,507
Common shares issued
for services	-	-	-	2,449
Unrealized foreign exchange
(gain) loss	(542)	8,278	1,186	9,042
Other	-	-	4	(35)
Change in non-cash operating
working capital	12,634	9,542	708	21,644
	(74,602)	(55,812)	(29,226)	(234,577)

Financing activities:
Shares issued for cash	52,502	76,913	50,669	285,907
Warrants exercised for cash	-	-	1,347	16,941
Options exercised for cash	627	1,300	589	7,669
Share issue costs	(3,720)	(5,625)	(4,632)	(20,985)
Issue of convertible debt,
net	42,790	-	-	43,412
Restricted cash	(11,701)	-	-	(11,701)
Paid to related parties	-	-	-	(234)
	80,498	72,588	47,973	321,009

Investing activities:
Increase in property and equipment	(490)	(816)	(192)	(2,393)
Increase in acquired technology	-	-	-	(1,283)
Purchases of marketable securities	(22,999)	(74,872)	(49,151)	(244,766)
Settlement of forward exchange
contracts	(4,732)	-	-	(4,732)
Maturities of marketable securities	67,651	59,976	33,143	217,598
	39,430	(15,712)	(16,200)	(35,576)

Foreign exchange loss on cash
held in foreign currency	(141)	(204)	(95)	(335)

Increase in cash and cash equivalents	45,185	860	2,452	50,521

Cash and cash equivalents,
beginning of period	5,336	4,476	2,024	-

Cash and cash equivalents,
end of period	$50,521	$5,336	$4,476	$50,521